                                                                Exhibit (a)(103)

Western Resources(R)

John E. Hayes, Jr.
Chairman of the Board
and Chief Executive Officer


Dear KCPL Shareowner:

     As you know, KCPL shareowners have rejected the proposed merger with UtiliCorp in convincing fashion. The official vote total shows only 38 percent of the KCPL shareowners voted in favor of the UtiliCorp proposal, soundly defeating it.

     Now, it is time to bring this offer to merge to a conclusion. You are very important in deciding this issue. Individual shareowners such as you hold the majority of shares in KCPL. Your actions are necessary to bring this matter to a close as quickly as possible.

     A quality company like KCPL deserves a quality partner with a record of keeping its promises on such issues as no layoffs and corporate citizenship. You want KCPL to be positioned well to compete in the changing energy environment. You want KCPL to continue to be financially strong, but joined with another financially strong company with diversified products. Western Resources has the only offer on the table to provide you with enhanced value and the vision to compete in the new energy marketplace. In addition, Western Resources not only shares customers and assets with KCPL, but also shares the same Midwestern culture that has helped both companies succeed.

     We believe the best way to resolve the future of KCPL is to tender your shares to Western Resources now. We continue to offer $31 of Western Resources common stock and a projected dividend increase that is up to 45 percent greater than KCPL's current dividend.* We expect the transaction to close in 1997.

     You can tender your shares through a simple process and you do not give up any of your rights. All of your dividends will continue to come to you as they always have, and you will continue to vote your shares. We are enclosing easy-to-understand information about the process. It is marked as DOCUMENT 1. It answers questions many of you have asked over the past few weeks about tendering your shares. I know the process may seem complicated, but we have tried to make it as simple as possible.

     You can learn more about Western Resources by referring to DOCUMENT 2.

     Simply follow the instructions on the transmittal document, DOCUMENT 3. After following the instructions, put your transmittal document, along with your stock certificates, into DOCUMENT 4, the return envelope.

     Once you tender your shares, our goal is to keep communication to you to a minimum. You will still receive the information you want to know about the Western Resources/KCPL combination, but we will significantly limit the mail you will receive from us and, barring a sudden need to get in touch with you, we will not call you after you tender your shares. You can reach us anytime with questions through our Information Agent, Georgeson & Company, Inc., by calling toll-free at 1-800-223-2064.

     Thank you for your time, attention and support in recent months. We want to grow KCPL's significant positive impact on Kansas City's economy and community. Let's finish what we have begun and work together in an innovative new company

                                       Sincerely,


                                       /s/ John Hayes
                                       John E. Hayes, Jr.





* Dividend per KCPL share is based upon Western Resources' projected annual dividend rate of $2.14 per share of Western Resources common stock in the first year after the merger and the exchange ratio in Western Resources' offer. Price per KCPL share (payable in Western Resources common stock) assumes that Western Resources' average share price is between $28.18 and $33.23 at the time of closing.

     This packet of information is neither an offer to exchange nor a solicitation of an offer to exchange shares of common stock of KCPL. Such offer is made solely by the Prospectus dated July 3, 1996, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of holders of shares of common stock of KCPL in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where securities, blue sky or other laws require such offer be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc., by Salomon Brothers Inc or one or more registered brokers or dealers licensed under the laws of such jurisdiction.